Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Three Months Ended March 31,
	2017	2016
Earnings:
Income (loss) before income taxes	$67,985	$(4,968)
Add: Fixed charges	39,681	36,000
Less: Undistributed earnings from equity method investees	1,646	3,066
Total earnings	$106,020	$27,966
Fixed charges:
Interest expense	$12,777	$12,324
Estimate of interest expense within rental expense	26,904	23,676
Total fixed charges	$39,681	$36,000
Ratio of earnings to fixed charges	2.7	0.8